SEC 17008457 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

SEC FILE NUMBER
8-27971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Morgan Joseph TriArtisan LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Hamilton Ave, Suite 1102
(No. and Street)

White Plains	NY	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio 212-400-3113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau St, #1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Joseph TriArtisan LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP/CFO

Title

ALLISON POON
Notary Public, State of New York
No. 01PO6301036
Qualified in New York County
Commission Expires April 14, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management's assertion letter regarding 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Morgan Joseph TriArtisan LLC
445 Hamilton Avenue, Suite 1102
White Plains, NY 10601

We have audited the accompanying statement of financial condition of Morgan Joseph TriArtisan LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Joseph TriArtisan LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 17, 2017

MORGAN JOSEPH TRIARTISAN LLC

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 1,599,683
Due from affiliate	306,550
Due from broker	53,294
Prepaid expenses and other assets	76,172
TOTAL ASSETS	$ 2,035,699
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Due to affiliate	313,185
Accounts payable and other accrued expenses	366,330
TOTAL LIABILITIES	679,515
Members' capital	1,356,184
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 2,035,699

CONFIDENTIAL

See notes to financial statements

NOTE A - ORGANIZATION AND BUSINESS

Morgan Joseph TriArtisan LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides merchant banking services and financial advisory and capital raising services, principally related to mergers, acquisitions, recapitalizations, private placements and capital markets advice.

TriArtisan Holdings Inc. ("Holdings" or "Parent"), formerly Morgan Joseph Holdings Inc., a wholly owned subsidiary of Morgan Joseph TriArtisan Group Inc. ("Group"), and an unrelated investor are the two members of the Company. Holdings owns all of the issued and outstanding common units and 11.1 of the 111.1 issued and outstanding preferred units of the Company (see Note D). Only the common units are entitled to a vote in the election of directors.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash equivalents:

Cash equivalents are carried at fair value and amounted to $1,599,683 at December 31, 2016, consisting of money market funds purchased with an original maturity of three months or less.

[2] Investment banking:

Investment banking fees are recorded when the underlying transaction is consummated. Nonrefundable retainer fees are recognized after the related services are performed or rendered.

[3] Securities transactions and valuation:

Securities owned are recorded at fair value with realized and unrealized gains and losses reflected in "Investment losses, net" in the accompanying statement of operations. Securities transactions are recorded on a trade-date basis.

[4] Income taxes:

The Company is treated as a partnership for income tax purposes whereby the members are responsible for reporting their respective share of income or loss in their own income tax returns. The Company was subject to New York City Unincorporated Business Tax until September 30, 2016 when it relocated to offices outside of New York City.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits in the 2016 financial statements. Any interest and penalties determined to result from uncertain tax positions will be classified as interest expense and other expense.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Equity-based compensation:

The Company measures the cost of employee, officer and director services received in exchange for an award of equity instruments in Group, including stock options, based on the grant date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - FAIR VALUE OF INVESTMENTS

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The use of a fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The classification of financial instruments valued at fair value is as follows:

	Level 1	Level 2	Total
Assets:			
Cash equivalents	$ 1,599,683	$ -	$ 1,599,683
	$ 1,599,683	$ -	$ 1,599,683

NOTE D - MEMBERS' CAPITAL

The Company is authorized to issue 1,000 Common Units and 1,000 Preferred Units of which 100 Common Units and 111.11 Preferred Units had been issued and outstanding as of December 31, 2016.

The holders of Preferred Units are allocated Fixed Income Profits and Fixed Income Losses, as defined in the Company's limited liability company agreement, pro rata in accordance with the number of Preferred Units held. Disbursements of Fixed Income Distributions, as defined, shall be made within 45 days following the end of each calendar quarter, subject to regulatory capital requirements. The Preferred Units are redeemable at the option of the holder on the earlier of November 1, 2020 or upon the consummation of a transaction that results in a change of control, as defined, at a redemption price equal to its liquidation preference, which is the sum of a) $500 per unit and b) all unpaid Fixed Income Distributions, which is based on the cash received by the Company from certain transactions.

The holders of Common Units are allocated Profits and Losses, as defined, and paid Profit Distributions, as defined, pro rata in accordance with the number of Common Units held.

The Common Units and Preferred Units vote as separate classes. Only holders of Common Units are entitled to a vote in the election of directors. During 2016 the Company became aware that certain Fixed Income Distributions owed to the Parent were not made in 2012 and 2013. This distribution was made in 2016, and simultaneously re-contributed as Common Unit capital.

During 2016, the Company made Common Units capital distributions of $375,000 to Holdings.

NOTE E - EQUITY-BASED AWARDS

The Company is a participant in Group's Stock Incentive Plan (the "Plan"), which provided for grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, and stock bonus awards in Group's equity.

Stock Options:

Stock options granted to employees will generally become exercisable in installments on or about the first anniversary of the date of grant vesting over five years and, if the grantee is still employed by the Company, with certain exceptions for terminations of employment due to death or disability. Once service requirements have been met, these options will generally remain exercisable, subject to satisfaction of certain conditions, until the tenth anniversary of the date of grant.

The Company estimates the fair value of stock options using a Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the expected term, expected volatility of the Company's stock, the risk-free interest rate, option forfeiture rates, and dividends, if any. The expected term of the options is based upon the historical term until exercise or expiration of all granted options. The expected volatility is derived from comparable company transactions. The risk-free interest rate is the constant maturity rate published by the U.S. Federal Reserve Board that corresponds to the expected term of the option. Forfeitures are estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on the Company's historical rates of forfeiture.

NOTE E - EQUITY-BASED AWARDS (CONTINUED)

The following table sets forth summarized information concerning stock options as of and during the year ended December 31, 2016:

	Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term in Years
Outstanding at January 1, 2016	30,154	$ 18.67	
Granted	-	-	
Exercised	(1,550)	10.00	
Forfeited	(1,800)	11.67	
Outstanding at December 31, 2016	26,804	$ 19.64	5.65
Exercisable at December 31, 2016	20,992	$ 21.09	5.35
Non-vested at December 31, 2016	5,812	$ 10.00	6.76

There were no stock options granted in 2016.

Stock-based compensation expense in 2016 was not significant.

At December 31, 2016, there was no significant unrecognized compensation cost.

NOTE F - COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

(i) Holdings had entered into non-cancelable leases for office space expiring on September 29, 2016, a portion of which the Company occupied and paid substantially all of the lease costs. Upon expiration of the existing lease, Group entered into a non-cancelable lease for office space expiring on March 31, 2017, a portion of which the Company occupies and pays substantially all of the lease costs. The lease agreement is subject to periodic escalation provisions for increases in real estate taxes and other charges. The minimum rental commitment under the lease of Group is set forth below:

Period Ending March 31,	Group	Net
2017	13,320	13,320
	$ 13,320	$ 13,320

(ii) During 2012, there were several class action complaints filed on behalf of persons and entities who purchased or otherwise acquired shares of Digital Domain Media Group, Inc. The complaints alleged various securities laws violations against several parties including the underwriters, Roth Capital Partners, LLC and the Company. Several of the complaints have been consolidated into one class action complaint. Following November 2013, other complaints regarding Digital Domain Media Group were filed. The Company believes it has meritorious defenses to the claims and will vigorously defend these actions. A Global Settlement Term Sheet resolving all state and federal court actions was agreed to among all Digital Domain Media Group, Inc. plaintiffs and defendants on Sept. 10, 2015, which required underwriters to contribute $650,000, of which the Company contributed 10%. The Company paid its contribution into escrow in May 2016. Payment has been made to the plaintiffs in the state court actions and such claims have been dismissed. The hearing for final approval of the class action settlement pending in federal court is scheduled for April 7, 2017.

(iii) Due to/from affiliates consists of a net of $52,833 due from Holdings, and $59,468 due to Group.

NOTE G - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined. At December 31, 2016, the Company, under the alternative standard method, had net capital of $940,402, or $690,402 in excess of its required net capital of $250,000. The Company claims exemption from the reserve requirement under section 15c3-3(k)(2)(ii).

NOTE H - EMPLOYEE BENEFIT PLANS

Until October 1, 2016, the Company had a defined contribution profit-sharing 401(k) savings plan that covered substantially all of its employees. For the year ended December 31, 2016, the Company did not contribute to the plan on behalf of its employees. This plan was terminated as of October 1, 2016.

NOTE I - OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK, AND OTHER

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

In the normal course of business, the Company may enter into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

At times during the year, the Company maintains cash balances in excess of insured limits.

During 2016, revenue from one customer accounted for 62% of the total revenue. Four customers accounted for 95% of the total revenue.

NOTE J – SUBSEQUENT EVENTS

The Company filed suit in NY State Supreme Court for recovery of a private placement fee owed to it by a former investment banking client (the "Client") relating to an investment made by an institutional investor in 2013. During settlement discussions to recover the Company's fee, the Client interposed a counterclaim on January 3, 2017, alleging that the Company failed to do due diligence on the investor and that the investor reneged on subsequent payments which damaged the Client. The Company believes that the counterclaim is without merit.